Exhibit 12.1
Aqua America, Inc.
Computation of Ratio of Earnings to Fixed Charges and
     Computation of Ratio of Earnings to Combined Fixed
     Charges and Preferred Stock Dividends
     (In thousands, except ratios)

	Nine Months
	Ended
	September	Year Ended December 31,
	30, 2008	2007	2006	2005	2004	2003
Ratio of earnings to fixed charges:

Earnings:
Income before income taxes and minority interest	$120,668	$155,378	$151,979	$147,755	$132,343	$116,816
Add: fixed charges	53,247	69,501	60,666	53,948	50,578	46,576
Less: capitalized interest	(3,032)	(2,953)	(3,941)	(2,447)	(2,304)	(2,127)

Total earnings	$170,883	$221,926	$208,704	$199,256	$180,617	$161,265

Fixed charges:
Interest on all indebtedness	$51,046	$66,757	$58,161	$51,748	$48,467	$44,564
Amortization of debt expense	987	1,219	1,027	1,081	1,022	1,014
Estimated interest attributable to rental and lease expense	1,214	1,525	1,478	1,119	1,089	998

Total fixed charges	$53,247	$69,501	$60,666	$53,948	$50,578	$46,576

Ratio of earnings to fixed charges	3.21	3.19	3.44	3.69	3.57	3.46

Ratio of earnings to combined fixed charges and preferred stock dividends:

Earnings:
Income before income taxes and minority interest	$120,668	$155,378	$151,979	$147,755	$132,343	$116,816
Add: combined fixed charges	53,247	69,501	60,666	53,948	50,578	46,566
Less: preferred stock dividends	—	—	—	—	—	(10)
Less: capitalized interest	(3,032)	(2,953)	(3,941)	(2,447)	(2,304)	(2,127)

Total earnings	$170,883	$221,926	$208,704	$199,256	$180,617	$161,245

Combined fixed charges:
Interest on all indebtedness	$51,046	$66,757	$58,161	$51,748	$48,467	$44,564
Amortization of debt expense	987	1,219	1,027	1,081	1,022	1,014
Estimated interest attributable to rental and lease expense	1,214	1,525	1,478	1,119	1,089	998
Preferred stock dividends	—	—	—	—	—	(10)

Total combined fixed charges and preferred stock dividends	$53,247	$69,501	$60,666	$53,948	$50,578	$46,566

Ratio of earnings to combined fixed charges and preferred stock dividends	3.21	3.19	3.44	3.69	3.57	3.46